

October 15, 2015

Mail Stop 4631

<u>Via E-Mail</u>
Michael K. Slattery, Esq.
General Counsel
ADS Waste Holdings, Inc.
90 Fort Wade Road
Ponte Vedra, Florida 32081

    Re: ADS Waste Holdings, Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed October 2, 2015
          File No. 333-206508

Dear Mr. Slattery:

We have reviewed your amended registration statement and your letter of correspondence dated October 2, 2015 and have the following comments.

<u>Prospectus Summary, page 1</u>

1.   We note your response to comment 3 of our letter dated September 17, 2015. Please revise your disclosure to include a reference to your level of indebtedness.

<u>Our Company, page 1</u>

2.   We note your response to comment 5 in our letter dated September 17, 2015 and we reissue our comment.

<u>Risk Factors, page 18</u>

<u>Our financial and operating performance may be affected by the inability . . ., page 19</u>

3.   Please tell us why you deleted the disclosure regarding the closure in 2013 of your Moretown, Vermont landfill facility.

Management's Discussion and Analysis, page 49

Critical Accounting Policies and Estimates, page 75

4.   We have read your response and revision related to comment 12 in our letter dated September 17, 2015. Please further revise page 80 to explain that the Moretown, Vermont landfill facility was closed in July 2013, if true, subsequent to the $43.7 million impairment charge related to permitting issues. Please quantify the carrying value of this facility, if any, prior to closure and also those costs incurred in order to close the landfill.

        You may contact Jenn Do (Staff Accountant) at 202-551-3743 or Al Pavot (Staff Accountant) at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3729 with any other questions.

                                        Sincerely,

                                        /s/ Craig E. Slivka, for

                                        Pamela A. Long
                                        Assistant Director
                                        Office of Manufacturing and
                                        Construction

cc: Via E-Mail
        Jonathan M. DeSantis
        Shearman & Sterling LLP